UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF 02.558.157/0001-62 / NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Vivo”) (B3: VIVT3; NYSE: VIV), in compliance with and for the purposes of CVM Instruction No. 358/2002 (“ICVM 358”), hereby informs its shareholders and the market in general that, after recently receiving the required authorizations from the competent authorities, it has implemented the closing of the Transaction described in the Material Fact disclosed on March 2nd, 2021, where Vivo announced the conclusion of agreements with Caisse de dépôt et placement du Québec (“CDPQ”), a global investment group, Telefónica Infra, S.L.U. (“TEF Infra”), a company based in Spain, 100% owned by Telefónica S.A., the same controlling shareholder as Vivo, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil") (the "Transaction"; "Operation").

FiBrasil, that is born as the leading company in the fiber wholesale market in Brazil, will start its operations with, approximately, 1.6 million FTTH homes passed, and a plan to reach around 5.5 million homes in four years, focusing on mid-sized cities outside the State of São Paulo.

Vivo, as FiBrasil’s anchor client, will therefore accelerate the execution of its growth strategy in the fiber market, expanding its coverage from the current 16.3 million FTTH homes passed, to 24 million homes with this technology by the end of 2024. Fiber will be a key lever for Vivo to drive the cross-selling of services, maximize returns on invested capital and reinforce its position as the leading convergent operator in the country.

The Operation represents a total investment by CDPQ of R$1.8 billion (including payments to Vivo and contributions to FiBrasil) in exchange for a 50% stake. TEF Infra acquires, in equivalent economic conditions, a 25% stake in the new company, that will be the same percentage held by Vivo.

Upon closing, the Transaction will result in a positive impact to Vivo’s cash flow, before taxes, of R$225 million, and, in the following years, in an additional nominal amount of R$1.5 billion, partially conditioned to the achievement of the targets previously agreed between the parties.

The CDPQ group will make contributions to FiBrasil of around R$750 million, of which R$205 million upon closing of the Transaction. The contributions, as well as the potential debt to be raised by FiBrasil, will finance the totality of the company’s business plan.

São Paulo, July 2, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687 – Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 2, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director